Exhibit 99.1

BRF - BRASIL FOODS S.A.

(formerly named Perdigão S.A)

Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí — SC

MOODY’S CONFIRMS Ba1 RATING WITH STABLE OUTLOOK

Moody’s Investors Service confirmed BRF - Brasil Foods S.A.’s Ba1 corporate family rating with stable outlook. At the same time, Sadia’s corporate Bonds - Senior unsecured notes due 2017 - were upgraded to Ba1 from B2.

The agency highlights the successful primary offering, as well as synergy opportunities results from the association with Sadia.

São Paulo, October 2nd, 2009

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

BRF - Brasil Foods S.A